July 6, 2007

Filed pursuant to Rule 433

Registration No. 333-141868

Final Term Sheet

JPY 25,000,000,000 2.05% Global Notes due 2026

To be fungible with and form a single issuance with KfW’s

JPY 100,000,000,000 2.05% Global Notes due 2026, of which

JPY 50,000,000,000 were issued on February 16, 2006,

JPY 25,000,000,000 were issued on October 25, 2006 and

JPY 25,000,000,000 were issued on March 8, 2007

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	JPY 25,000,000,000

Denomination:	JPY 1,000,000

Maturity:	February 16, 2026

Redemption Amount:	100%

Interest Rate:	2.05% per annum, payable in two equal, semi-annual installments in arrears

Interest Payment Dates:	February 16 and August 16 in each year

First Interest Payment Date:	August 16, 2007 (for interest accrued from and including February 16, 2007, to but excluding August 16, 2007)

Accrued Interest:	In the aggregate amount of JPY 206,404,110 from and including February 16, 2007, to but excluding July 13, 2007

Business Day:	For payments in JPY: Tokyo For payments in USD: New York, Tokyo

Business Day Convention:	Following, unadjusted

Date of Pricing:	July 6, 2007

Closing Date:	July 13, 2007

Currency of Payments:	USD unless noteholder elects payment in JPY

Price to Public/Issue Price:	95.524%, plus accrued interest

Underwriting Commissions:	0.225%

Proceeds to KfW:	95.299%, plus accrued interest

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769BN3

Common Code:	024451852

ISIN:	US500769BN36

Ratings of the Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Managers:	Morgan Stanley Nomura Securities

Stabilization Manager:	Morgan Stanley & Co. International plc

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000161/f01599e424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000153/f01595e424b3.htm. Certain information relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000132693207000248/f01656exv99wg.htm. Alternatively, Morgan Stanley will arrange to send you the prospectus, which you may request by calling toll-free 1 (866) 718-1649.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.